UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
 OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35337

WEBMD HEALTH CORP.
(Exact name of registrant as specified in its charter)

Delaware	20-2783228
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

395 Hudson Street
New York, New York 10014
(212) 624-3700

(Address, including zip code and telephone number, including area code of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	X
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, WebMD Health Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 25, 2017

WEBMD HEALTH CORP.

By:	/s/ Blake DeSimone
Blake DeSimone
Chief Financial Officer